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                                                                    [LOGO]

                                November 6, 1998

Dear Stockholder:

    Alliant Techsystems Inc. is offering to purchase up to 2,800,000 shares of its Common Stock (including the associated preferred stock purchase rights) at a price not greater than $77 nor less than $67 per share. The offer is being conducted through a procedure commonly referred to as a modified "Dutch Auction." If you do not wish to sell any of your shares, you do not need to take any action.

    If you would like to sell some or all of your shares in response to this offer, you may either:

    - specify the price, within the above range, at which you are willing to sell some or all of your shares; or

    - elect to sell some or all of your shares at a price determined by the "Dutch Auction" procedure.

    The number of shares that will be purchased by the Company in the offer and the price at which they will be purchased will depend upon the number of shares tendered (offered for sale) to the Company and the prices at which the tendering stockholders specify that they are willing to sell their shares.

    - If 2,800,000 or fewer shares are tendered, the Company will buy all tendered shares at the highest price specified by any tendering stockholder.

    - If more than 2,800,000 shares are tendered, the Company will select a single price at or below which tendering stockholders have offered to sell at least 2,800,000 shares. In such event, stockholders tendering shares at or below the selected price will have their shares purchased at such selected price on a pro rata basis. Any such stockholder who owns less than 100 shares will have all of his or her shares purchased. This "odd lot" preference will not apply to shares acquired under the Company's 401(k) plans or employee stock purchase plans. Shares tendered at prices above the selected price will not be purchased. Shares not purchased will be returned to the tendering stockholder.

    The offer and the procedure for tendering shares are explained in more detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision regarding whether to tender any of your shares.

    If you are a participant in one of the Company's 401(k) plans, you may tender your plan shares by following the special instructions you will receive separately from Fidelity Management Trust Company, the plan trustee. If you are a participant in one of the Company's employee stock purchase plans, and your shares are not subject to plan restrictions on transfer, you may tender your plan shares by following the special instructions you will receive separately from Piper Jaffray Inc., the plan administrator. If you hold an exercisable Company stock option, you may tender the shares covered by your option, but you must first exercise the option and pay the exercise price and applicable withholding taxes.

    The Company believes that repurchasing its shares at this time is consistent with its goal to increase earnings per share and maximize shareholder value. However, neither the Company nor its Board of Directors makes any recommendation to any stockholder regarding whether to tender all or any of the stockholder's shares. Each stockholder must make his or her own decision whether to tender any shares and if so, at what price.

                                          Sincerely,

                                          /s/ Peter A. Bukowick

                                          Peter A. Bukowick

                                          PRESIDENT, ACTING CHIEF EXECUTIVE
                                          OFFICER
                                          AND CHIEF OPERATING OFFICER